AIR Diversified Alpha Fund

July 20, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AIR Diversified Alpha Fund (“Fund”), File Nos. 811-23888 and 333-273270

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File Nos. 811-23888 and 333-273270) (the “Registration Statement”) filed by AIR Diversified Alpha Fund (the “Registrant”) on July 14, 2023. Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), the following delaying amendment is hereby incorporated onto the cover page of the Registration Statement:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The delaying amendment was inadvertently omitted from the filing of the Registration Statement.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in New York, NY on July 20, 2023.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Cassandra W. Borchers at (513) 352-6632.

Sincerely,

/s/ Stephen Luongo

Stephen Luongo
Sole Initial Trustee